HSBC TO ACQUIRE GLOBAL TRADE BUSINESS PORTFOLIOS

OF STATE STREET CORPORATION

HSBC is to acquire selected portfolios from the trade finance business of State Street Corporation's Global Trade Banking Division for US$7.8 million in cash.

The acquisition includes trade finance facilities in Hong Kong, Taiwan, Boston, Los Angeles and London totalling approximately US$590 million. The acquisition does not involve the purchase of a legal entity.

Bob Dungey, Head of HSBC Group Trade Services, said: "This acquisition fits with our strategy of growing HSBC's share of trade and commercial lending. HSBC is exceptionally well placed, through its local presence in 81 countries and territories, to meet the needs of companies involved in international trade."

HSBC Holdings plc

Headquartered in London and with some 7,000 offices in 81 countries and territories and assets of US$746 billion at 30 June 2002, the HSBC Group is one of the world's largest banking and financial services organisations.

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